Filed by Prentiss Properties Trust pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Brandywine Realty Trust
Commission File No.:001-09106
Brandywine Operating Partnership, L.P.
Commission File No. 00-24407

Prentiss Properties Trust	FOR FURTHER INFORMATION:
3890 West Northwest Hwy., Suite 400	Thomas F. August
Dallas, TX 75220	President & Chief Executive Officer
www.prentissproperties.com	(214) 654-0886
NYSE: PP
PRENTISS PROPERTIES TRUST ANNOUNCES RECORD DATE FOR SPECIAL
SHAREHOLDER MEETING
Dallas, November 8, 2005 — Prentiss Properties Trust (NYSE: PP), a real estate investment trust (REIT) which focuses on office property ownership and development in select markets, today announced that the special shareholder meeting to consider a proposal to approve the previously announced merger with Brandywine Realty Trust will be held on December 21, 2005 at 10:00 a.m., central time, at 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220. The Board of Trustees has fixed the close of business on November 15, 2005 as the record date for determining shareholders entitled to vote at the special meeting. A joint proxy statement/prospectus containing information about the special meeting and the merger will be mailed to shareholders. Shareholders are urged to read the joint proxy statement/prospectus when it becomes available.
Additional Information about the Merger and Where to Find It
This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties filed preliminary materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains the joint proxy statement and a prospectus. These documents are not final and will be further amended. INVESTORS AND SECURITY HOLDERS OF BRANDYWINE AND PRENTISS ARE URGED TO READ THE DEFINITIVE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIM IMPORTANT INFORMATION ABOUT BRANDYWINE, PRENTISS AND THE MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available), and other relevant documents may also be obtained, free of cost by directing a request to Brandywine Realty

Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
About Prentiss Properties Trust
Prentiss Properties Trust is a self-administered and self-managed real estate investment trust (“REIT”). It owns interests in 133 operating properties with approximately 18 million square feet — 16.5 million of office properties and 1.5 million of industrial properties. The Company also has a 158,000 square foot development project in construction at this time. The Company, through various management subsidiaries, manages approximately 25 million square feet of office and industrial properties owned by Prentiss, its affiliates and third parties.
With its headquarters in Dallas, Texas, Prentiss Properties focuses on the ownership of office properties in Metropolitan Washington D.C., Chicago, Dallas, Austin, Northern California and Southern California. It is a full service real estate company with in-house expertise in areas such as acquisitions, development, facilities management, property management and leasing.
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “estimate,” “expect,” “intent,” “predict,” “project” and similar expressions as they relate to Prentiss Properties Trust or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions including the risks discussed in our filings with the Securities and Exchange Commission. If one or more of these risks materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this press release reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no current intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.
For more information on Prentiss Properties Trust,
visit the Company’s website at www.prentissproperties.com